UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.	)*

NUR Macroprinters Ltd.

(Name of Issuer)

Ordinary Shares (NIS 1.00 par value per share)

(Title of Class of Securities)

M75165106
(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]	Rule 13d-1(b)
[	]	Rule 13d-1(c)
[	]	Rule 13d-1(d)

*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (1-06)	Page 1 of 6 pages

CUSIP No.	M75165106

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bank Leumi le-Israel B.M.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,416,329
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,416,329
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,416,329
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.35%[1]
12	TYPE OF REPORTING PERSON* BK
[1]	Calculations are based on 60,491,395 Ordinary Shares outstanding following the closing of the transactions reported in the Issuer's Proxy Statement associated with the Special and General Shareholders meeting dated October 27, 2005 plus the 3,416,329 Ordinary Shares issuable upon exercise of the options held by the Reporting Person.

Page 2 of 6 pages

Schedule 13G

Item 1(a)		Name of Issuer:

NUR Macroprinters Ltd.

Item 1(b)		Address of Issuer’s Principal Executive Offices:

12 Abba Hillel Silver Street
Lod 71111
ISRAEL

Item 2(a)		Name of Person Filing:

Bank Leumi le-Israel B.M.

Item 2(b)		Address of Principal Business Office or, if none, Residence:

Leumi House
34 Yehuda Halevi Street
Tel Avuv 61000
Israel

Item 2(c)		Citizenship:

Israel

Item 2(d)		Title of Class of Securities:

Ordinary Shares (NIS 1.00 par value per share)

Item 2(e)		CUSIP Number

M75165106

Item 3		If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	____	(a) Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	x	(b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

Page 3 of 6 pages

	____	(c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

	____	(d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

	____	(e) An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	____	(f) An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	____	(g) A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	____	(h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	____	(i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	____	(j) Group, in accordance with §240.13d-1(b)(1)(ii)(J):

Item 4		Ownership

Item 4(a)		Amount Beneficially Owned:

3,416,329

Item 4(b)		Percent of Class:

5.35%

Item 4(c)		Number of shares as to which such person has:

(i)		sole power to vote or to direct the vote
3,416,329

(ii)		shared power to vote or to direct the vote
0

(iii)		sole power to dispose or to direct the disposition of
3,416,329

(iv)		shared power to dispose or to direct the disposition of
0

Page 4 of 6 pages

Item 5		Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following[ ].

Item 6		Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7		Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

N/A

Item 8		Identification and Classification of Members of the Group:

N/A

Item 9		Notice of Dissolution of Group:

N/A

Page 5 of 6 pages

Item 10		Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

10 February 2006
Date

/s/ Yehezkel Brot /s/ Jennifer Janes
Signature

Yehezkel Brot Senior Vice President Finance and	Jennifer Janes Executive Vice President
Accounting Division	Group Secretary
Name/Title

Page 6 of 6 pages